TORNET

January 14, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

04012373

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
tornet@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se

NOTICE OF EXTRAORDINARY SHAREHOLDERS' MEETING

Shareholders of Fastighets AB Tornet (publ) are hereby notified that an Extraordinary Shareholders' Meeting will take place at 9.30 am on Friday, 30 January 2004 at Ingenjörshuset CityKonFerensen, Polhemssalen, Malmskillnadsgatan 46, Stockholm.

Notification of attendance

Shareholders, who wish to participate in the Extraordinary Shareholders' Meeting, must:

- be registered in the share register kept by VPC AB ("VPC") at the latest by Tuesday, 20 January 2004,

- and must notify the company in writing of their intention to attend at the latest by 1 pm on Monday, 26 January 2004 at the address Fastighets AB Tornet, Box 623, SE-182 16 Danderyd, Sweden or by telephone (+46)8-544 905 17.

Notification is to include the person's name, date of birth/Swedish personal identity no./address, telephone number, number of shares, and assistants (if any) at the meeting. Personal particulars will only be used in conjunction with the shareholders' meeting for the requisite registration and preparation of a voting list.
Shareholders, whose shares are nominee-registered, must request that their shares are temporarily registered in their own name at VPC in good time before 20 January 2004 to be able to participate in the meeting. Requests are to be made to the nominee and must have been completed at the latest by Tuesday, 20 January 2004.
If participation takes place by virtue of a power of attorney, this is to be sent to the company in the original together with the notification to attend the meeting.

Agenda

1. Opening of the meeting.

2. Election of a chairman at the meeting.

3. Drawing up and approval of the agenda.

4. Approval of the agenda.

5. Appointment of persons to check the minutes.

6. Consideration of whether the meeting has been duly convened.

7. Determination of the number of board members, who are to be appointed by the meeting.

8. Election of members of the board.

9. Conclusion of the meeting.

Proposed decisions

Items 7 and 8
The Nominations Committee's proposal on board members will be published by a press release about a week before the Extraordinary Shareholders' Meeting.

Shareholders may be accompanied by one or two assistants at the meeting, provided that the shareholder has made notification to this effect as provided for in the above Notification.

Stockholm, January 2004

The Board of Directors

TORNET

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of almost SEK 19 billion. Over 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

PRESS RELEASE

Tornet acquires three properties and sells 22 with a capital gain

Fastighets AB Tornet is selling 22 properties located in eight municipalities. This sale is taking place for a total price of approximately SEK 705 million with a capital gain of approximately SEK 105 million, of which approximately SEK 65 million affects Tornet's income for 2003. Five properties were relinquished during the fourth quarter of 2003, the other properties are to be handed over in the first quarter of 2004.

By acquisition of the remaining shares in FGB Bostäder AB, Fastighets AB Tornet's subsidiary Malmstaden is obtaining three properties in Linköping. The total market value of the properties is approximately SEK 155 million.

More information about the properties is available on Tornet's website www.tornet.se under the heading Properties/List of properties.

Danderyd, 9 January 2004

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of over SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

Extraordinary shareholders' meeting of Tornet

Due to the changes in ownership that have taken place in Tornet, through which Tornet has a new main owner, Tornet's board has decided to resign and intends to call an extraordinary shareholders' meeting to elect a new board. The nominations committee notified by the board consists of Lars Gårdö, the current chairman of the board, Arne Karlsson, managing director of Ratos AB, and John Örtengren, nominated by the Swedish Shareholders' Association. The announcement of the extraordinary shareholders meeting is expected to be published on 15 January 2004 and the meeting take place on 30 January 2004.

Danderyd, 29 December 2003

Fastighets AB Tornet (publ)

For further information, please contact:
Lars Gårdö, Chairman of the Board, Fastighets AB Tornet, +46-705 250694
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8 544 905 00